SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-4981

October 22, 2010

VIA EDGAR TRANSMISSION

Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Silverleaf Resorts, Inc. (the "Registrant")
Form 10-K for the fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 001-13003

Dear Ms. Barberich:

In response to your comment letter dated September 14, 2010, which we received via email on October 13, 2010, the Registrant has responded to each of your comments below. To assist with your review we have restated each of your comments followed by the Registrant's response.

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 43

Allowance for Uncollectible Notes, page 44

1.
We note your response to comment 3. Please confirm to us that there are no longer any outstanding notes sold with recourse to any entity. If so, please also tell us if you are able to estimate a reasonably possible amount of loss related to repurchases of the notes, if applicable.

RESPONSE:

We confirm that we no longer have any outstanding notes receivable sold with recourse to any entity.  Furthermore, we will revise our disclosures in future filings.

Ms. Jessica Barberich
October 22, 2010

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

2.    We note your response to comment 4. Please additionally address your consideration of the timeshare owners/members as potential related parties in your VIE / primary beneficiary analysis.

RESPONSE:

Our consideration of our timeshare owners/members (i.e. our customers) as potential related parties in our VIE / primary beneficiary analysis entails a review of the guidance found in ASC 810-10-25-42 and 43 as well as Topic 850 Related Party Disclosures. Under 810-10-25-43, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:

a.
A party that cannot finance its operations without subordinated financial support from the reporting entity. This is not applicable in the relationship between timeshare owners / members and Silverleaf.

b.
A party that received its interest as a contribution or a loan from the reporting entity. While many of the timeshare owners/members received a loan from Silverleaf, they have the same rights and obligations with respect to their interest in the Clubs as owners that did not obtain financing from Silverleaf, including the right to hold or sell their interest. Furthermore, the loans between Silverleaf and the timeshare owners/members are originated at market rates in the timeshare industry and contain customary collateral provisions.

c.	An officer, employee, or member of the governing board of the reporting entity. This is not applicable in the relationship between timeshare owners / members and Silverleaf.

d.	A party that has either of the following:

1.
An agreement that it cannot sell, transfer, or encumber its interest in the VIE without the prior approval of the reporting entity. There is no prior agreement or obligation between the timeshare owners / members and Silverleaf in regard to either party selling, transferring, encumbering, or repossessing in foreclosure proceedings, the timeshare interest purchased.

2.
A close business relationship like the relationship between a professional service provider and one of its significant clients. This is not applicable in the relationship between timeshare owners / members and Silverleaf.

Ms. Jessica Barberich
October 22, 2010

In this context, we considered the guidance formerly contained in the basis for conclusions of FIN 46R,1 which explains the intent of the Interpretation's de facto agent provisions (emphasis added):

E38. An enterprise and its affiliates, managers, agents, and other related parties may work as a group to establish and manage a variable interest entity even if no single party in the group meets the conditions in paragraph 14 of this Interpretation. Paragraph 16 includes a provision intended to prevent a variable interest holder from avoiding consolidation of a variable interest entity by arranging to protect its interest or indirectly expand its holdings through other parties.

D42. An enterprise that can restrict, through approval rights, the sale, transfer, or encumbrance of another party's interests in a variable interest entity may effectively control the economic risks and rewards of those interests. Those rights suggest that the restricted party is acting as an agent and that the enterprise with the approval rights could avoid consolidation of a variable interest entity by arranging to protect its interests or indirectly expand its holdings through other parties. The Board decided to clarify that the right of prior approval creates a de facto agency relationship under paragraph 16(d)(1) if the right could constrain the party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity.

D43. Whether a party is a de facto agent under the provisions of paragraph 16(d)(1) depends on the facts and circumstances. Judgment is required to assess the significance of conditions in an agreement providing an enterprise with the right to approve the sale, transfer, or encumbrance of a party's interests in a variable interest entity. For example, a de facto agency relationship would exist if a party's ability to realize the economic benefits of its interest could be constrained by an enterprise's exercise of its right to approve all sales, transfers, and encumbrances of that interest. In contrast, a de facto agency relationship presumptively is not created under paragraph 16(d)(1) if a party has the ability to realize the economic benefits of its interest by selling that interest without the enterprise's approval, even if the enterprise's prior approval is required for all other transfers or encumbrances of that interest. Also, if the right of prior approval is designed solely to prevent transfer of the interest to a competitor or to a less creditworthy, or otherwise less qualified, holder, and such parties are not the only potential purchasers of the interest, the right would not create a de facto agency relationship.

As such, the FASB's guidance on de facto agents is commonly understood to function as an anti-abuse mechanism. In the case of Silverleaf, customers are not required to obtain financing from Silverleaf, nor does Silverleaf intend to constrain the customers' ability to realize the benefits associated with purchasing a timeshare or membership in the Clubs. Rather, Silverleaf's involvement with its customers in this context is designed to facilitate and enhance a customer's enjoyment of the timeshare. On the basis of these facts we do not believe the anti-abuse intent of ASC 810-10-25-42 applies, and thus do not believe the individual timeshare owner is a related party under our consideration of this factor in our primary beneficiary analysis.

We have also reviewed the definition of related parties identified in ASC 850-10-20 (Related Party Disclosures, Glossary). This definition lists characteristics of affiliates, entities, trusts, individuals, management, and other parties that are to be considered related parties. We have determined that our timeshare owners/members do not meet any of the characteristics listed in this definition in order to be classified and considered related parties as part of our VIE / primary beneficiary analysis.

____________________________
1FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities-an interpretation of ARB no. 51

Ms. Jessica Barberich
October 22, 2010

3.    You state in your response that the investors have voting rights with respect to the activities of the CIRA; however, your disclosure on page 25 states that you currently have the right to unilaterally appoint the Board of Directors or Governors of the Clubs until the respective control periods expire (typically triggered by the cessation of sales of the planned development). Please provide us with the following additional details:

•	Tell us all of the terms of the control periods.

•	Advise us if the control periods of any of the Clubs have expired, how long the control periods have been, and your expectations regarding the expiration of the control periods.

•	Explain to us your ability to control when the control periods end.

RESPONSE:

We want to first provide clarity to a portion of our initial response dated July 29, 2010. In part B.3. of the response to item 4, we stated that we believe a CIRA is not a not-for-profit entity eligible for the not-for-profit scope exception of ASC 810. We then provided interpretative examples of parts (a) and (c) of the definition of a not-for-profit entity in ASC 958-10-20 which may have caused some confusion.

Per ASC 958-10-20, “a not-for-profit entity is an entity that possesses the following characteristics, in varying degrees, that distinguish it from a business entity:

a.	Contributions of significant amounts of resources from resource providers who do not expect commensurate or proportionate pecuniary return

b.	Operating purposes other than to provide goods or services at a profit

c.	Absence of ownership interests like those of business entities”.

Our conclusion is that the Clubs do not possess the characteristics of part (a) of the definition since the consumers who purchase the time-share units do expect the CIRA to use their contributions to maintain the properties, which maintains or increases the value of their time-share units.

However, the Clubs do possess the characteristics of parts (b) and (c) of the definition of a not-for-profit. Specifically, the Clubs do have operating purposes other than to provide goods or services at a profit, and the investors do not have a majority of the voting rights with respect to the activities of the CIRA and thus they do have an absence of ownership interests like those of business entities.

These facts do not change our step-by-step application of the Consolidation Topic, however, since part (a) of the definition is not met and thus our conclusion that a CIRA is not a not-for-profit entity in that step of our analysis still stands.

Please see the following in response to the additional details requested:

•
In regard to your first request, the amended and restated bylaws of each of the Clubs provide that our control over each Club will continue until we are no longer offering Vacation Ownership Intervals for sale at each particular Resort, except that our control over the Club

Ms. Jessica Barberich
October 22, 2010

at the Apple Mountain Resort in Georgia will end on the earlier of (a) 2074, or (b) the date upon which 95% of the then available timeshare interests have been sold.

•
None of the control periods have yet expired. The control periods have been in existence in various forms since each of our 13 Resorts was acquired and the related Clubs were formed. We have no current plans to cease offering Vacation Ownership Intervals at any of our Resorts, so it is our expectation that the control periods will continue until some indefinite future date.

•
The amended and restated bylaws of the Clubs provide that after the control period ends at a Club, a majority of the persons elected to the board of that Club must be timeshare owners at the Resort, who are not our employees, officers, or directors who are elected annually by a vote of timeshare owners who are unaffiliated with us. Therefore, we have no legal ability to control the Clubs after the control periods end.

In connection with the above responses to your comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant's filings or responses to your comments on the Registrant's filings.

Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours,

Silverleaf Resorts, Inc.

By: /s/ HARRY J. WHITE, JR.
Harry J. White, Jr.
Chief Financial Officer

cc:       Kristi Marrone, Staff Accountant
Mr. Richard Budd, Silverleaf Audit Committee Chair